

Mail Stop 4720

May 27, 2016

John Moore, Esq.
General Counsel
Array BioPharma Inc.
3200 Walnut Street
Boulder, CO 80301

> Re: **Array BioPharma Inc.**
> **Form 10-K for the fiscal year ended June 30, 2015**
> **Filed August 21, 2015**
> **Form 10-Q for the quarterly period ended December 31, 2015**
> **Filed February 5, 2016**
> **File No. 001-16633**

Dear Mr. Moore:

We have reviewed your May 16, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Notes to the Unaudited Condensed Financial Statements
Note 3 — Collaboration and Other Agreements
Binimetinib and Encorafenib Agreements, page 14

1.   Please revise the disclosure you proposed in your response to include the following information:
- The number of indications to which the milestones are subject;
- The number of potential milestones for each of the regulatory and commercial milestones; and
- The description of "regulatory related milestones."

In addition, please confirm that you will provide a similar level of disclosure for other collaborative agreements with material milestone obligations, including the AKP agreement.

You may contact Rolf Sundwall at (202) 551-3105 or Keira Nakada at (202) 551-3659 if you have questions regarding comments on the financial statements and related matters. You may contact Tara Keating Brooks at (202) 551-8336 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Office of Healthcare and Insurance